 September 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Evan Ewing

Re:	Innovation Beverage Group Limited Registration Statement on Form F-1 Filed August 14, 2024 File No. 333-2666965

Dear Mr. Ewing:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on September 16, 2024, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:00 p.m. Eastern time, on Wednesday, September 18, 2024. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,

The Benchmark Company, LLC

By:	/s/ Michael S. Jacobs
Name: Michael S. Jacobs
Title: Head of Equity Capital Markets

cc:	Dean Huge, Innovation Beverage Group Limited
Richard A. Friedman, Sheppard, Mullin, Richter & Hampton LLP
Darrin Ocasio, Sichenzia Ross Ference Carmel LLP